Exhibit 99.1

Melco Announces Unaudited First Quarter 2023 Earnings

MACAU, May 10, 2023 (GLOBE NEWSWIRE) — Melco Resorts & Entertainment Limited (Nasdaq: MLCO) (“Melco” or the “Company”), a developer, owner, and operator of integrated resort facilities in Asia and Europe, today reported its unaudited financial results for the first quarter of 2023.

Total operating revenues for the first quarter of 2023 were US$716.5 million, representing an increase of approximately 51% from US$474.9 million for the comparable period in 2022. The increase in total operating revenues was primarily attributable to the improved performance in all gaming segments primarily due to the relaxation of COVID-19 related restrictions in Macau during the quarter.

Operating income for the first quarter of 2023 was US$0.4 million, compared with operating loss of US$135.9 million in the first quarter of 2022.

Melco generated Adjusted Property EBITDA(1) of US$190.8 million in the first quarter of 2023, compared with Adjusted Property EBITDA of US$56.0 million in the first quarter of 2022.

Net loss attributable to Melco Resorts & Entertainment Limited for the first quarter of 2023 was US$81.3 million, or US$0.18 per ADS, compared with US$183.3 million, or US$0.39 per ADS, in the first quarter of 2022. The net loss attributable to noncontrolling interests was US$19.4 million and US$38.6 million during the first quarters of 2023 and 2022, respectively, all of which were related to Studio City, City of Dreams Manila, and the Cyprus Operations.

Mr. Lawrence Ho, our Chairman and Chief Executive Officer, commented, “We have seen a very encouraging start to the recovery in Macau during the first quarter of 2023, following the relaxation of border restrictions in early January. We continued to see improving momentum into April and Golden Week in May, with mass market table games drop and mass gross gaming revenue during the Golden Week period exceeding the same period in 2019.

“We launched some exciting new initiatives in April. We started Macau’s first ever residency concert series at Studio City and opened Studio City Phase 2, starting with our Epic hotel tower and the indoor water park. These initiatives reinforce our long-standing commitment to bring unique, world class entertainment and hotel offerings to Macau. We have a diverse range of events that are being planned for the future that, we believe, will continue to drive international tourism and position Macau as a leading destination for leisure and entertainment.

“We’ve seen strength in the Philippines with a solid recovery underway. Adjusted Property EBITDA at City of Dreams Manila for the first quarter of 2023 surpassed that of the first quarter of 2019. Performance in Cyprus has also been strong with both gross gaming revenue and Adjusted Property EBITDA exceeding 2019 levels. With this proven demand, we are excited to open City of Dreams Mediterranean in mid-June and showcase our expertise with the first integrated resort of its kind in the region.

“Environmental sustainability remains a key pillar of our strategy. Our latest 2022 Sustainability Report highlights our achievements to date as we work towards reaching our 2030 goals. We have expanded climate related risk assessment to provide further guidance as we implement our carbon-neutral resort commitments across our properties. We are also continuing our work towards achieving BREEAM certification for Studio City Phase 2 and City of Dreams Mediterranean following construction completion.”

City of Dreams First Quarter Results

For the quarter ended March 31, 2023, total operating revenues at City of Dreams were US$358.3 million, compared with US$256.7 million in the first quarter of 2022. City of Dreams generated Adjusted EBITDA of US$94.9 million in the first quarter of 2023, compared with Adjusted EBITDA of US$44.4 million in the first quarter of 2022. The year-over-year increase in Adjusted EBITDA was primarily a result of better performance in the mass market table games segment and non-gaming operations.

Rolling chip volume was US$4.04 billion for the first quarter of 2023 versus US$2.45 billion in the first quarter of 2022. The rolling chip win rate was 2.41% in the first quarter of 2023 versus 3.93% in the first quarter of 2022. The expected rolling chip win rate range is 2.85%-3.15%.

Mass market table games drop increased to US$1.02 billion in the first quarter of 2023, compared with US$552.5 million in the first quarter of 2022. The mass market table games hold percentage was 27.0% in the first quarter of 2023, compared with 30.6% in the first quarter of 2022.

Gaming machine handle for the first quarter of 2023 was US$655.7 million, compared with US$380.1 million in the first quarter of 2022. The gaming machine win rate was 3.9% in the first quarter of 2023 versus 3.4% in the first quarter of 2022.

Total non-gaming revenue at City of Dreams in the first quarter of 2023 was US$58.3 million, compared with US$37.8 million in the first quarter of 2022.

Altira Macau First Quarter Results

For the quarter ended March 31, 2023, total operating revenues at Altira Macau were US$23.8 million, compared with US$13.9 million in the first quarter of 2022. Altira Macau generated negative Adjusted EBITDA of US$2.0 million in the first quarter of 2023, compared with negative Adjusted EBITDA of US$9.4 million in the first quarter of 2022.

In the mass market table games segment, drop was US$82.6 million in the first quarter of 2023 versus US$44.4 million in the first quarter of 2022. The mass market table games hold percentage was 25.0% in the first quarter of 2023, compared with 26.3% in the first quarter of 2022.

Gaming machine handle for the first quarter of 2023 was US$74.3 million, compared with US$50.5 million in the first quarter of 2022. The gaming machine win rate was 3.6% in the first quarter of 2023 versus 4.1% in the first quarter of 2022.

Total non-gaming revenue at Altira Macau in the first quarter of 2023 was US$3.7 million, compared with US$2.4 million in the first quarter of 2022.

Mocha and Other First Quarter Results

Total operating revenues from Mocha and Other were US$30.0 million in the first quarter of 2023, compared with US$21.2 million in the first quarter of 2022. Mocha and Other generated Adjusted EBITDA of US$7.7 million in the first quarter of 2023, compared with Adjusted EBITDA of US$4.4 million in the first quarter of 2022.

Mass market table games drop was US$37.7 million in the first quarter of 2023 and the mass market table games hold percentage was 16.8% for the first quarter of 2023.

Gaming machine handle for the first quarter of 2023 was US$519.0 million, compared with US$478.1 million in the first quarter of 2022. The gaming machine win rate was 4.7% in the first quarter of 2023 versus 4.4% in the first quarter of 2022.

Studio City First Quarter Results

For the quarter ended March 31, 2023, total operating revenues at Studio City were US$142.2 million, compared with US$71.1 million in the first quarter of 2022. Studio City generated Adjusted EBITDA of US$20.6 million in the first quarter of 2023, compared with negative Adjusted EBITDA of US$17.3 million in the first quarter of 2022. The year-over-year increase in Adjusted EBITDA was primarily a result of better performance in the mass market table games segment and non-gaming operations.

Studio City’s rolling chip volume was US$718.5 million in the first quarter of 2023 versus US$439.3 million in the first quarter of 2022. The rolling chip win rate was 1.59% in the first quarter of 2023 versus 1.66% in the first quarter of 2022. The expected rolling chip win rate range is 2.85%- 3.15%.

Mass market table games drop increased to US$480.6 million in the first quarter of 2023, compared with US$191.8 million in the first quarter of 2022. The mass market table games hold percentage was 24.7% in the first quarter of 2023, compared with 31.6% in the first quarter of 2022.

Gaming machine handle for the first quarter of 2023 was US$431.7 million, compared with US$233.0 million in the first quarter of 2022. The gaming machine win rate was 3.8% in the first quarter of 2023, compared with 3.1% in the first quarter of 2022.

Total non-gaming revenue at Studio City in the first quarter of 2023 was US$25.1 million, compared with US$13.3 million in the first quarter of 2022.

City of Dreams Manila First Quarter Results

For the quarter ended March 31, 2023, total operating revenues at City of Dreams Manila were US$133.3 million, compared with US$86.9 million in the first quarter of 2022. City of Dreams Manila generated Adjusted EBITDA of US$60.9 million in the first quarter of 2023, compared with Adjusted EBITDA of US$33.0 million in the comparable period of 2022.The year-over-year increase in Adjusted EBITDA was primarily a result of better performance in all gaming segments and non-gaming operations.

City of Dreams Manila’s rolling chip volume was US$655.8 million in the first quarter of 2023 versus US$647.9 million in the first quarter of 2022. The rolling chip win rate was 5.43% in the first quarter of 2023 versus 1.09% in the first quarter of 2022. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop increased to US$177.1 million in the first quarter of 2023, compared with US$127.3 million in the first quarter of 2022. The mass market table games hold percentage was 31.2% in the first quarter of 2023, compared with 29.8% in the first quarter of 2022.

Gaming machine handle for the first quarter of 2023 was US$979.5 million, compared with US$776.7 million in the first quarter of 2022. The gaming machine win rate was 5.4% in the first quarter of 2023 versus 6.0% in the first quarter of 2022.

Total non-gaming revenue at City of Dreams Manila in the first quarter of 2023 was US$28.6 million, compared with US$22.3 million in the first quarter of 2022.

Cyprus Operations First Quarter Results

The Company is licensed to operate a temporary casino, which is the first casino in the Republic of Cyprus, and four satellite casinos (collectively, the “Cyprus Casinos”). Upon the completion and opening of City of Dreams Mediterranean, the Company will continue to operate the satellite casinos while operation of the temporary casino will cease.

Total operating revenues at Cyprus Casinos for the quarter ended March 31, 2023 was US$27.8 million, compared with US$16.1 million in the first quarter of 2022. Cyprus Casinos generated Adjusted EBITDA of US$8.7 million in the first quarter of 2023, compared with Adjusted EBITDA of US$0.9 million in the first quarter of 2022. The year-over-year increase in Adjusted EBITDA was primarily a result of better performance in the mass market segment.

Rolling chip volume was US$0.5 million in the first quarter of 2023, compared with US$2.2 million in the first quarter of 2022. The rolling chip win rate was 32.91% in the first quarter of 2023, compared with negative 3.40% in the first quarter of 2022. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop was US$42.2 million in the first quarter of 2023, compared with US$26.8 million in the first quarter of 2022. The mass market table games hold percentage was 21.7% in the first quarter of 2023, compared with 16.5% in the first quarter of 2022.

Gaming machine handle for the first quarter of 2023 was US$384.9 million, compared with US$247.1 million in the first quarter of 2022. The gaming machine win rate was 4.9% in the first quarter of 2023 versus 4.9% in the first quarter of 2022.

Other Factors Affecting Earnings

Total net non-operating expenses for the first quarter of 2023 were US$103.3 million, which mainly included interest expenses of US$109.0 million, net of amounts capitalized, partially offset by interest income of US$6.8 million.

Depreciation and amortization costs of US$121.5 million were recorded in the first quarter of 2023 of which US$5.7 million related to the amortization expense for land use rights.

The Adjusted EBITDA for Studio City for the three months ended March 31, 2023 referred to above is US$11.5 million more than the Adjusted EBITDA of Studio City contained in the earnings release for Studio City International Holdings Limited (“SCIHL”) dated May 10, 2023 (the “Studio City Earnings Release”). The Adjusted EBITDA of Studio City contained in the Studio City Earnings Release includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in this press release. Such intercompany charges include, among other items, fees and shared service charges billed between SCIHL and its subsidiaries and certain subsidiaries of Melco. Additionally, Adjusted EBITDA of Studio City included in this press release does not reflect certain gaming concession related costs and certain intercompany costs related to the table games operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of March 31, 2023 aggregated to US$1.46 billion, including US$124.5 million of restricted cash. Total debt, net of unamortized deferred financing costs and original issue premiums, was US$7.86 billion at the end of the first quarter of 2023. Available liquidity, including cash and undrawn revolving credit facilities, as of March 31, 2023, was US$2.08 billion.

US$169.8 million of ADSs were repurchased in the first quarter of 2023 through a privately-negotiated transaction with Melco Leisure and Entertainment Group Limited, a wholly-owned subsidiary of Melco International Development Limited.

Capital expenditures for the first quarter of 2023 were US$69.8 million, which primarily related to the construction projects at Studio City Phase 2 and City of Dreams Mediterranean.

Recent Developments

On April 6, 2023, the Company announced the opening of an indoor water park and the Epic hotel tower, at Studio City Phase 2. The indoor water park spans nearly 10,000 square meters with 16 waterslides and attractions. The outdoor water park at Studio City opened for the season on April 28, 2023. The Epic hotel tower has a total of 338 suites in eight room types including two villas.

Conference Call Information

Melco Resorts & Entertainment Limited will hold a conference call to discuss its first quarter 2023 financial results on Wednesday, May 10, 2023 at 8:30 a.m. Eastern Time (or 8:30 p.m. Singapore Time).

To join the conference call, please register in advance using the below Online Registration Link. Upon registering, each participant will receive the dial-in numbers and a unique Personal PIN which can be used to join the conference.

Online Registration Link: https://register.vevent.com/register/BI2b5302de12dd4dfc9ccd5719a54aa3e3

An audio webcast and replay of the conference call will also be available at http://www.melco-resorts.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) COVID-19 outbreaks, and the continued impact of its consequences on our business, our industry and the global economy, (ii) risks associated with the newly adopted gaming law in Macau and its implementation by the Macau government, (iii) changes in the gaming market and visitations in Macau, the Philippines and the Republic of Cyprus, (iv) capital and credit market volatility, (v) local and global economic conditions, (vi) our anticipated growth strategies, (vii) gaming authority and other governmental approvals and regulations, and (viii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)

“Adjusted EBITDA” is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other, share-based compensation, payments to the Philippine parties under the cooperative arrangement (the “Philippine Parties”), land rent to Belle Corporation and other non-operating income and expenses. “Adjusted Property EBITDA” is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, Corporate and Other expenses and other non-operating income and expenses. Adjusted EBITDA and Adjusted Property EBITDA are presented exclusively as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses Adjusted EBITDA and Adjusted Property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors.

The Company also presents Adjusted EBITDA and Adjusted Property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported Adjusted EBITDA and Adjusted Property EBITDA as supplements to financial measures in accordance with U.S. GAAP. However, Adjusted EBITDA and Adjusted Property EBITDA should not be considered as alternatives to operating income/loss as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income/loss, Adjusted EBITDA and Adjusted Property EBITDA do not include depreciation and amortization or interest expense and, therefore, do not reflect current or future capital expenditures or the cost of capital. The Company recognizes these limitations and uses Adjusted EBITDA and Adjusted Property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income/loss, net income/loss, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in Adjusted EBITDA or Adjusted Property EBITDA. Also, the Company’s calculation of Adjusted EBITDA and Adjusted Property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of Adjusted EBITDA and Adjusted Property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)

“Adjusted net income/loss” is net income/loss before pre-opening costs and property charges and other, net of noncontrolling interests and taxes calculated using specific tax treatments applicable to the adjustments based on their respective jurisdictions. Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited and adjusted net income/loss attributable to Melco Resorts & Entertainment Limited per share (“EPS”) are presented as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income/loss and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited and adjusted net income/loss attributable to Melco Resorts & Entertainment Limited per share may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income/loss attributable to Melco Resorts & Entertainment Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO), is a developer, owner and operator of integrated resort facilities in Asia and Europe. The Company currently operates Altira Macau (www.altiramacau.com), an integrated resort located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated resort located in Cotai, Macau. Its business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated resort in Cotai, Macau. In the Philippines, a Philippine subsidiary of the Company currently operates and manages City of Dreams Manila (www.cityofdreamsmanila.com), an integrated resort in the Entertainment City complex in Manila. In Europe, the Company is currently developing City of Dreams Mediterranean (www.cityofdreamsmed.com.cy) in the Republic of Cyprus, which is expected to be the largest and premier integrated destination resort in Europe. The Company is currently operating a temporary casino, the first authorized casino in the Republic of Cyprus, and is licensed to operate four satellite casinos (“Cyprus Casinos”). Upon the opening of City of Dreams Mediterranean, the Company will continue to operate the satellite casinos while operation of the temporary casino will cease. For more information about the Company, please visit www.melco-resorts.com.

The Company is majority owned by Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited, which is in turn majority owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For the investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands, except share and per share data)

	Three Months Ended
	March 31,
	2023	2022
Operating revenues:
Casino	$599,000	$395,075
Rooms	58,588	36,509
Food and beverage	36,755	24,328
Entertainment, retail and other	22,137	19,033

Total operating revenues	716,480	474,945

Operating costs and expenses:
Casino	(398,869)	(307,383)
Rooms	(14,351)	(12,964)
Food and beverage	(27,514)	(23,821)
Entertainment, retail and other	(6,026)	(5,988)
General and administrative	(110,004)	(101,223)
Payments to the Philippine Parties	(13,348)	(7,215)
Pre-opening costs	(13,112)	(2,355)
Amortization of gaming subconcession	—	(14,254)
Amortization of land use rights	(5,658)	(5,682)
Depreciation and amortization	(115,801)	(121,356)
Property charges and other	(11,442)	(8,601)

Total operating costs and expenses	(716,125)	(610,842)

Operating income (loss)	355	(135,897)

Non-operating income (expenses):
Interest income	6,794	990
Interest expenses, net of amounts capitalized	(108,958)	(87,087)
Other financing costs	(934)	(1,343)
Foreign exchange (losses) gains, net	(819)	2,778
Other income, net	660	688

Total non-operating expenses, net	(103,257)	(83,974)

Loss before income tax	(102,902)	(219,871)
Income tax benefit (expense)	2,241	(1,973)

Net loss	(100,661)	(221,844)
Net loss attributable to noncontrolling interests	19,373	38,560

Net loss attributable to Melco Resorts & Entertainment Limited	$(81,288)	$(183,284)

Net loss attributable to Melco Resorts & Entertainment Limited per share:
Basic	$(0.061)	$(0.129)

Diluted	$(0.061)	$(0.129)

Net loss attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$(0.184)	$(0.387)

Diluted	$(0.184)	$(0.388)

Weighted average shares outstanding used in net loss attributable to
Melco Resorts & Entertainment Limited per share calculation:
Basic	1,325,716,287	1,422,175,108

Diluted	1,325,716,287	1,422,175,108

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands, except share and per share data)

	March 31,	December 31,
	2023	2022
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,338,558	$1,812,729
Restricted cash	22	50,992
Accounts receivable, net	69,043	55,992
Receivables from affiliated companies	654	630
Inventories	26,216	26,416
Prepaid expenses and other current assets	132,901	119,410
Assets held for sale	8,372	8,503

Total current assets	1,575,766	2,074,672

Property and equipment, net (3)	5,820,049	5,870,905
Intangible assets, net (3)	274,383	43,610
Goodwill	81,188	81,606
Long-term prepayments, deposits and other assets	159,983	159,697
Receivables from an affiliated company	—	216,333
Restricted cash	124,483	124,736
Deferred tax assets, net	362	638
Operating lease right-of-use assets	66,921	58,715
Land use rights, net	661,781	670,872

Total assets	$8,764,916	$9,301,784

LIABILITIES AND DEFICIT
Current liabilities:
Accounts payable	$8,516	$6,730
Accrued expenses and other current liabilities (3)	869,782	809,305
Income tax payable	9,999	11,610
Operating lease liabilities, current	17,398	12,761
Finance lease liabilities, current	36,045	34,959
Current portion of long-term debt, net	—	322,500
Payables to affiliated companies	322	761

Total current liabilities	942,062	1,198,626

Long-term debt, net	7,862,705	8,090,008
Other long-term liabilities (3)	257,509	33,712
Deferred tax liabilities, net	37,914	39,677
Operating lease liabilities, non-current	59,374	55,832
Finance lease liabilities, non-current	201,318	198,291

Total liabilities	9,360,882	9,616,146

Deficit:
Ordinary shares, par value $0.01; 7,300,000,000 shares authorized; 1,404,679,067 and 1,445,052,143 shares issued; 1,299,279,721 and 1,335,307,327 shares outstanding, respectively	14,047	14,451
Treasury shares, at cost; 105,399,346 and 109,744,816 shares, respectively	(290,076)	(241,750)
Additional paid-in capital	3,105,273	3,218,895
Accumulated other comprehensive losses	(122,068)	(111,969)
Accumulated losses	(3,811,240)	(3,729,952)

Total Melco Resorts & Entertainment Limited shareholders’ deficit	(1,104,064)	(850,325)
Noncontrolling interests	508,098	535,963

Total deficit	(595,966)	(314,362)

Total liabilities and deficit	$8,764,916	$9,301,784

(3)

On December 16, 2022, the Macau government awarded a ten-year concession to operate games of fortune and chance in casinos in Macau (the “Concession”) to Melco Resorts (Macau) Limited (“Melco Resorts Macau”), a subsidiary of Melco. The term of the Concession commenced on January 1, 2023 and ends on December 31, 2032 and Melco Resorts Macau is authorized to operate the Altira Casino, the City of Dreams Casino and the Studio City Casino as well as the Grand Dragon Casino and the Mocha Clubs. Under the Concession, Melco Resorts Macau is obligated to pay the Macau government a fixed annual premium of Macau Patacas (“MOP”) 30,000 (equivalent to $3,730) plus a variable annual premium calculated in accordance with the number and type of gaming tables (subject to a minimum of 500 tables) and electronic gaming machines (subject to a minimum of 1,000 machines) operated by Melco Resorts Macau. The variable annual premium is MOP300 (equivalent to $37) for each gaming table reserved exclusively to certain kinds of games or players, MOP150 (equivalent to $19) for each gaming table not so exclusively reserved and MOP1 (equivalent to $0.1) for each electronic gaming machine.

On December 30, 2022, in accordance with the obligations under letter of undertakings dated June 23, 2022, Melco Resorts Macau and certain subsidiaries of Melco, which holds the land lease rights for the properties on which the Altira Casino, City of Dreams Casino and Studio City Casino are located, executed a public deed pursuant to which the gaming and gaming support areas comprising the Altira Casino, City of Dreams Casino and Studio City Casino with an area of 17,128.8 square meters, 31,227.3 square meters and 28,784.3 square meters, respectively, and related gaming equipment and utensils (collectively as referred to the “Reversion Assets”), reverted to the Macau government, without compensation and free and clear from any charges or encumbrances, at the expiration of the subconcession in accordance with the Macau gaming law. The Reversion Assets that reverted to the Macau government at the expiration of the subconcession are owned by the Macau government. Under the terms of the Macau gaming law and the Concession, effective as of January 1, 2023, the Reversion Assets have been transferred by the Macau government to Melco Resorts Macau for use in its operations during the Concession for a fee of MOP0.75 (equivalent to $0.09) per square meter of the casino for years 1 to 3 of the Concession, subject to a consumer price index increase in years 2 and 3 of the Concession and such fee will increase to MOP2.5 (equivalent to $0.3) per square meter of the casino for years 4 to 10 of the Concession, subject to a consumer price index increase in years 5 to 10 of the Concession (the “Fee”). As Melco Resorts Macau will continue to operate the Reversion Assets in the same manner as under the previous subconcession, obtain substantially all of the economic benefits and bear all of the risks arising from the use of these assets, as well as assuming it will be successful in the awarding of a new concession upon expiry of the Concession, the Company will continue to recognize these Reversion Assets as property and equipment over their remaining estimated useful lives.

On January 1, 2023, the Company recognized an intangible asset and financial liability of $239,588, representing the right to operate the Reversion Assets, the right to conduct games of fortunes and chance in Macau and the unconditional obligation to make payments under the Concession. This intangible asset comprises the contractually obligated annual payments of fixed premium and variable premiums, as well as the Fee without considering the consumer price index under the Concession. The contractually obligated annual variable premium payments associated with the intangible asset was determined at the rate using the total number of gaming tables not reserved exclusively to certain kinds of games or players and the total number of electronic gaming machines that Melco Resorts Macau is currently approved to operate by the Macau government. In the accompanying condensed consolidated balance sheet, the noncurrent portion of the financial liability is included in “Other long-term liabilities” and the current portion is included in “Accrued expenses and other current liabilities”. The intangible asset is being amortized on a straight-line basis over the period of the Concession, being 10 years.

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Loss Attributable to Melco Resorts & Entertainment Limited to

Adjusted Net Loss Attributable to Melco Resorts & Entertainment Limited (Unaudited)

(In thousands, except share and per share data)

	Three Months Ended
	March 31,
	2023	2022
Net loss attributable to Melco Resorts & Entertainment Limited	$(81,288)	$(183,284)
Pre-opening costs	13,112	2,355
Property charges and other	11,442	8,601
Income tax impact on adjustments	(308)	—
Noncontrolling interests impact on adjustments	(4,586)	(2,166)

Adjusted net loss attributable to Melco Resorts & Entertainment Limited	$(61,628)	$(174,494)

Adjusted net loss attributable to Melco Resorts & Entertainment Limited per share:
Basic	$(0.046)	$(0.123)

Diluted	$(0.046)	$(0.123)

Adjusted net loss attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$(0.139)	$(0.368)

Diluted	$(0.139)	$(0.369)

Weighted average shares outstanding used in adjusted net loss attributable to
Melco Resorts & Entertainment Limited per share calculation:
Basic	1,325,716,287	1,422,175,108

Diluted	1,325,716,287	1,422,175,108

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands)

	Three Months Ended March 31, 2023
	Altira Macau	Mocha and Other (4)	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
Operating (loss) income	$(8,218)	$6,564	$19,626	$(19,455)	$34,719	$(580)	$(32,301)	$355
Payments to the Philippine Parties	—	—	—	—	13,348	—	—	13,348
Land rent to Belle Corporation	—	—	—	—	486	—	—	486
Pre-opening costs	—	—	—	5,063	—	8,049	—	13,112
Depreciation and amortization	5,929	1,077	61,372	34,368	12,469	1,184	5,060	121,459
Share-based compensation	(57)	37	2,817	323	293	26	7,373	10,812
Property charges and other	308	—	11,112	290	(403)	3	132	11,442

Adjusted EBITDA	(2,038)	7,678	94,927	20,589	60,912	8,682	(19,736)	171,014
Corporate and Other expenses	—	—	—	—	—	—	19,736	19,736

Adjusted Property EBITDA	$(2,038)	$7,678	$94,927	$20,589	$60,912	$8,682	$—	$190,750

	Three Months Ended March 31, 2022
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
Operating (loss) income	$(15,721)	$3,040	$(23,194)	$(55,256)	$8,166	$(3,360)	$(49,572)	$(135,897)
Payments to the Philippine Parties	—	—	—	—	7,215	—	—	7,215
Land rent to Belle Corporation	—	—	—	—	658	—	—	658
Pre-opening costs	—	—	—	277	—	2,078	—	2,355
Depreciation and amortization	5,433	1,247	60,207	33,805	16,326	1,929	22,345	141,292
Share-based compensation	363	118	3,796	805	537	253	11,099	16,971
Property charges and other	573	(53)	3,614	3,066	94	—	1,307	8,601

Adjusted EBITDA	(9,352)	4,352	44,423	(17,303)	32,996	900	(14,821)	41,195
Corporate and Other expenses	—	—	—	—	—	—	14,821	14,821

Adjusted Property EBITDA	$(9,352)	$4,352	$44,423	$(17,303)	$32,996	$900	$—	$56,016

(4)

Effective from June 27, 2022, the Grand Dragon Casino, which focuses on mass market table games and was previously reported under the Corporate and Other segment, has been included in the Mocha and Other segment

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Loss Attributable to Melco Resorts & Entertainment Limited to

Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands)

	Three Months Ended
	March 31,
	2023	2022
Net loss attributable to Melco Resorts & Entertainment Limited	$(81,288)	$(183,284)
Net loss attributable to noncontrolling interests	(19,373)	(38,560)

Net loss	(100,661)	(221,844)
Income tax (benefit) expense	(2,241)	1,973
Interest and other non-operating expenses, net	103,257	83,974
Depreciation and amortization	121,459	141,292
Property charges and other	11,442	8,601
Share-based compensation	10,812	16,971
Pre-opening costs	13,112	2,355
Land rent to Belle Corporation	486	658
Payments to the Philippine Parties	13,348	7,215

Adjusted EBITDA	171,014	41,195
Corporate and Other expenses	19,736	14,821

Adjusted Property EBITDA	$190,750	$56,016

Melco Resorts & Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended
	March 31,
	2023	2022
Room Statistics(5):
Altira Macau
Average daily rate (6)	$122	$105
Occupancy per available room	71%	47%
Revenue per available room (7)	$87	$49
City of Dreams
Average daily rate (6)	$212	$210
Occupancy per available room	72%	40%
Revenue per available room (7)	$153	$84
Studio City
Average daily rate (6)	$107	$127
Occupancy per available room	76%	33%
Revenue per available room (7)	$82	$41
City of Dreams Manila
Average daily rate (6)	$186	$192
Occupancy per available room	95%	91%
Revenue per available room (7)	$177	$176
Other Information(8):
Altira Macau
Average number of table games	46	98
Average number of gaming machines	158	132
Table games win per unit per day (9)	$4,983	$1,329
Gaming machines win per unit per day (10)	$190	$173
Mocha and Other(4)
Average number of table games	15	—
Average number of gaming machines	883	931
Table games win per unit per day (9)	$4,688	$—
Gaming machines win per unit per day (10)	$305	$254
City of Dreams
Average number of table games	430	460
Average number of gaming machines	643	685
Table games win per unit per day (9)	$9,635	$6,408
Gaming machines win per unit per day (10)	$446	$211
Studio City
Average number of table games	246	277
Average number of gaming machines	677	712
Table games win per unit per day (9)	$5,879	$2,725
Gaming machines win per unit per day (10)	$272	$111
City of Dreams Manila
Average number of table games	268	294
Average number of gaming machines	2,296	2,248
Table games win per unit per day (9)	$3,764	$1,696
Gaming machines win per unit per day (10)	$255	$229
Cyprus Operations
Average number of table games	35	35
Average number of gaming machines	447	457
Table games win per unit per day (9)	$2,962	$1,380
Gaming machines win per unit per day (10)	$471	$292

(5)	Room statistics exclude rooms that were temporarily closed or provided to staff members due to the COVID-19 outbreak
(6)	Average daily rate is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(7)	Revenue per available room is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available
(8)	Table games and gaming machines that were not in operation due to government mandated closures or social distancing measures in relation to the COVID-19 outbreak have been excluded
(9)

Table games win per unit per day is shown before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(10)

Gaming machines win per unit per day is shown before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis